UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                                (Amendment No. 7)*

                                 TECHDYNE, INC.
------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   878329-10-1
------------------------------------------------------------------------------
                                  (CUSIP Number)

                            Lawrence E. Jaffe, Counsel
                777 Terrace Avenue, Hasbrouck Heights, New Jersey
                                 (201) 288-8282
------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                June 27, 2001
------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

CUSIP No. 878329-10-1

1. Name of reporting person, S.S. or I.R.S. identification no. of above person:

    MEDICORE, INC.

2.  Check the appropriate box if a member of a group:  (a)  [  ]
                                                       (b)  [  ]

3.  SEC use only:

4.  Source of funds:

    00

5.  Check box if disclosure of legal proceedings is required pursuant to items
    2(d) or 2(e)   [  ]

6.  Citizenship or place of organization:
    USA

7.  Sole voting power:

    0

8.  Shared voting power:

    0

9.  Sole dispositive power:

    0

10. Shared dispositive power:

    0

11. Aggregate amount beneficially owned by each reporting person:

    0

12. Check box if the aggregate amount in row (11) excludes certain shares [  ]

13. Percent of class represented by amount in row (11):
    0%

14. Type of reporting person:
    CO

CUSIP No. 878329-10-1

1. Name of reporting person, S.S. or I.R.S. identification no. of above person:

    THOMAS K. LANGBEIN

2.  Check the appropriate box if a member of a group:  (a)  [  ]
         (b)  [  ]

3.  SEC use only:

4.  Source of funds:

    00

5.  Check box if disclosure of legal proceedings is required pursuant to items
    2(d) or 2(e)   [  ]

6.  Citizenship or place of organization:
    USA

7.  Sole voting power:

    80,000

8.  Shared voting power:

    0

9.  Sole dispositive power:

    80,000

10. Shared dispositive power:

    0

11. Aggregate amount beneficially owned by each reporting person:

    180,000

12. Check box if the aggregate amount in row (11) excludes certain shares [  ]

13. Percent of class represented by amount in row (11):
    2.7%

14. Type of reporting person:
    IN

This Amendment No. 7 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission, as amended on February 27, 2001 (the "Schedule 13D").

Item 1.
-------

Title of Security:    common stock, $.01 par value ("Common Stock")

Principal Executive   Techdyne, Inc. ("Issuer"), 2230 West 77th Street
Offices of Issuer:    Hialeah, Florida 33016


Item 2. Identity and Background
-------------------------------

     (a) Mediocre, Inc., a Florida corporation ("Medicore"), manufactures and distributes medical products, and through its 61% owned public subsidiary Dialysis Corporation of America ("DCA"), operates kidney dialysis treatment centers.

     (b)  Executive Offices:    2337 West 76th Street
                                Hialeah, Florida 33016

                                777 Terrace Avenue
                                Hasbrouck Heights, NJ 07604

          Dialysis Facilities:  27 Miller Avenue
                                Lemoyne, Pennsylvania (100% owned)

                                14 Tioga Street
                                Wellsboro, Pennsylvania (100% owned)

                                101 Noble Blvd.
                                Carlisle, Pennsylvania (80% owned)

                                765 5th Avenue
                                Chambersburg, Pennsylvania (80% owned)

                                1037 Medical Building
                                Conneaut Street
                                Bowling Green, Ohio (40% owned)

                                1450 E. Chesnut Avenue
                                Vineland, New Jersey (51% owned)

                                675 Highway 72
                                Manahawkin, New Jersey (80% owned)

                                3564 North Crossing Circle (70% owned)
                                Valdosta, Georgia

                                524 Carswell Street
                                Homerville, Georgia (100% owned)

                                200 Perry House Road
                                Fitzgerald, Georgia (100% owned)

     (c) The name, business address and principal occupation of each executive officer, director and controlling person of Medicore are set forth in Schedule 1 attached hereto.

     (d) Neither Medicore, not to its knowledge, any executive officer or director or controlling person of Medicore, has during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Medicore, not to its knowledge, any executive officer or director or controlling person of Medicore, has during the past five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Co-Filer:

     (a)  Thomas K. Langbein ("Langbein")

     (b)  c/o Medicore, Inc.
          777 Terrace Avenue
          Hasbrouck Heights, NJ 07604

     (c)  See Schedule 1 attached hereto

     (d), (e) No criminal or civil proceeding during the last five years.

     (f)  U.S.A.

Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

     Not Applicable

Item 4. Purpose of Transaction
------------------------------

     On April 6, 2001 Medicore executed an Agreement for Sale and Purchase of Shares among Medicore, Inc., as a seller, the Issuer and Simclar International Limited, as buyer, for Medicore to sell its 4,674,620 share ownership (71.3%) of the Issuer's common stock, par value $.01 per share, to Simclar. Medicore shareholders approved the sale at the annual meeting held on June 27, 2001, at which time Medicore's sale of the Issuer's shares to Simclar was consummated. Medicore sold all of its interest in the Issuer for $10,000,000 in cash, paid at the closing, plus earn-out payments of 3% of Techdyne's consolidated sales, payable over a three-year period, subject to a minimum aggregate payment of $2,500,000 and a maximum of $5,000,000.

     Pursuant to the Agreement, the Issuer amended its bylaws and increased the maximum number of directors on the board to nine (9), and effective upon the consummation of the sale, five current members of the Issuer's board, Messrs. Thomas K. Langbein (also resigned as Chief Executive Officer), Joseph Verga, Peter D. Fischbein, Anthony C. D'Amore, and Edward Diamond, resigned, the only remaining board members being Barry Pardon (also President) and Lytton Crossley. The five vacancies were filled with Simclar appointees, including Samuel J. Russell (also managing director of Simclar), Christina M. J. Russell (wife of Samuel J. Russell), Thomas C. Foggo, Kenneth Greenhalgh and John Ian Durie.

Item 5. Interest in Securities of the Issuer
--------------------------------------------

     (a)  Medicore sold all of its interest in the Issuer on June 27, 2001.
See Item 4 above. Langbein is the beneficial owner of 180,000 shares of common stock (2.7%), 100,000 shares obtainable upon exercise of the Issuer's options.

     (b) Langbein has the sole voting and investment power of his 80,000 shares of the Issuer's common stock.

     (c)  Except for the transactions pursuant to the Agreement described in
Item 4, there have been no transactions in the shares of common stock of the Issuer effected during the past 60 days by the reporting person or any person named in Item 2 of the Schedule 13D.

     (d)  None.

     (e) The sale of Medicore's interest in the Issuer to Simclar was consummated on June 27, 2001, at which time, Medicore has no further ownership of the Issuer or any further obligation to report ownership in the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect
-----------------------------------------------------------------------------
        to Securities of the Issuer
        ---------------------------

     Neither Medicore, Langbein, nor to the best of the Issuer's knowledge, any of the executive officers, directors or controlling persons of Medicore, has any contract, arrangement, understanding or relationship with respect to the securities of the Issuer, including but not limited to any contract, arrange-ment, understanding, or relationship covering the transfer or the voting of the Issuer's common stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans or the giving or withholding of proxies, except for options to purchase common stock of the Issuer under certain plans approved by the Issuer's board of directors, and except for the Agreement for sale of all of Medicore's interest in Issuer, as described in
Item 4 above, and the registration statement filed by the Issuer pursuant to the Agreement covering 749,000 Issuer shares held by 20 persons, including officers and directors of Medicore and the Issuer, including Thomas K. Langbein, Barry Pardon, Joseph Verga, Peter D. Fischbein, Lawrence E. Jaffe, Daniel R. Ouzts, Anthony C. D'Amore, Seymour Friend, Lytton Crossley, Edward Diamond, and ten key employees of the Issuer.


Item 7. Material to be Filed as Exhibits
----------------------------------------

     (a)  Joint filing statement dated June 27, 2001.

     (b) Agreement for Purchase and Sale of Shares among Medicore, Inc., the Issuer, and Simclar International Limited dated April 6, 2001, incorporated by reference to Medicore's Proxy Statement dated June 1, 2001 for the annual meeting held on June 27, 2001, Annex A.*

----------
* Documents incorporated by reference not included as Exhibits.

SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated: July 6, 2001
                                  MEDICORE, INC.

                                     /s/ Thomas K. Langbein

                                  By:-----------------------------------------
                                     THOMAS K. LANGBEIN, Chairman of the Board,
                                     Chief Executive Officer and President

                                  THOMAS K LANGBEIN

                                     /s/ Thomas K. Langbein

                                  By:-----------------------------------------
                                     THOMAS K LANGBEIN, Individually

                                                                   Exhibit (a)

                             JOINT FILING STATEMENT

MEDICORE, INC. and its Chairman of the Board of Directors, Chief Executive Officer and President, THOMAS K. LANGBEIN, agree that Amendment No. 7 to
Schedule 13D with respect to securities ownership interest in TECHDYNE, INC.
is filed on behalf of each of them, and the completeness and accuracy of the information provided in Amendment No. 7 to the Schedule 13D relates to each such person, and neither MEDICORE, INC. nor THOMAS K. LANGBEIN is responsible for the completeness or accuracy of any information contained in Amendment No. 7 to the Schedule 13D relating to the other person making the filing, except to the extent such person knows or has reason to believe that such information is inaccurate.

                                  MEDICORE, INC.

                                     /s/ Thomas K. Langbein

                                  By:-----------------------------------------
                                     THOMAS K. LANGBEIN, Chairman of the Board,
                                     Chief Executive Officer and President


                                  THOMAS K. LANGBEIN

                                     /s/ Thomas K. Langbein

                                  By:-----------------------------------------
                                     THOMAS K. LANGBEIN, Individually

Dated: July 6, 2001

                                                                    SCHEDULE 1

                 INFORMATION WITH RESPECT TO EXECUTIVE OFFICERS
                         AND DIRECTORS OF MEDICORE, INC.

     The following sets forth the name, business address and principal occupation for the past five years of each executive officer and director of Medicore, Inc. Each is a United States citizen.

                                     Current Position                Position
Name                      Age   and Areas of Responsibility         Held Since
----                      ---   ---------------------------         ----------
Thomas K. Langbein(3)*    55    Chairman of the Board of              1980
                                Directors, Chief Executive
                                Officer and President

Seymour Friend(3)**       80    Vice President                        1981
                                Director  1975

Daniel R. Ouzts**         54    Vice President (Finance)              1986
                                and Controller                        1983

Peter D. Fischbein(1)*+   61    Director                              1984

Lawrence E. Jaffe(1)*     61    Director                              2000

Anthony C. D'Amore(2)*    70    Director                              1979

Robert P. Magrann(2)***+  56    Director                              1997

Charles L. Waddell(3)*+   71    Director             2001

----------

(1) Class 1 director; term ends in 2002.
(2) Class 2 director; term ends in 2003.
(3) Class 3 director; term ends in 2004.

+ Member of the Audit Committee.

     Thomas K. Langbein - Mr. Langbein has been Chairman of the Board, Chief Executive Officer and President of Medicore since 1980. He was Chairman of the Board and Chief Executive Officer of the Issuer (since 1982, when acquired by Medicore) until June 27, 2001, at which time, upon consummation of the sale of Issuer to Simclar, he resigned. He is Chairman of the Board and Chief Executive Officer of Dialysis Corporation of America (since 1980), a 61% owned public subsidiary of Medicore. He is also an officer and director of most of Medicore's and Dialysis' subsidiaries. He is President, sole shareholder and director of Todd & Company, Inc., a securities brokerage firm registered with the SEC and a member of the NASD. Mr. Langbein is a director of Linux Global Partners, a private holding company investing in incubating Linux software companies, in which Medicore invested and to which company it loaned money. Mr. Langbein devotes all of his time and efforts to the affairs of Medicore and Dialysis Corporation of America, with minimal time devoted to Linux Global Partners.

     Seymour Friend - has been a director of Medicore since 1975 and a Vice President since 1981. Mr. Friend is a real estate investor and devotes a portion of his time to the affairs of Medicore.

     Daniel R. Ouzts - a certified public accountant, joined Medicore in 1980 as Controller of its plasma division. In 1983 he became Controller of Medicore and Dialysis Corporation of America, and in 1986 became Vice-President of Finance of Medicore and the Issuer. In June, 1996, Mr. Ouzts was appointed Vice President of Finance and Treasurer of Dialysis Corporation of America.

     Peter D. Fischbein - has been a director of Medicore since 1984. He had been a director of the Issuer since 1985, and resigned on June 27, 2001 upon its sale to Simclar. Mr. Fischbein is a director of Viragen, Inc., a former public subsidiary, now unaffiliated company, since 1981. Mr. Fischbein is an attorney and a general partner of several limited partnerships engaged in real estate development.

     Lawrence E. Jaffe - is a member of the law firm of Jaffe Freedman & Hait, LLC, and represents Medicore and Dialysis Corporation of America, is Secretary to each of those companies, and was appointed as a director of Medicore last July, 2000, to fill a vacancy in the Class 1 directorships. He was Secretary and counsel to the Issuer until its sale to Simclar, June 27, 2001. He receives a substantial portion of his professional fees from these companies. Mr. Jaffe is former Chief, Legal Interpretations of the SEC, New York Regional Office, and taught securities regulation courses in New York law and graduate business schools.

     Anthony C. D'Amore - has been a director of Medicore since 1979. He was a director of the Issuer since 1984, and resigned upon its sale to Simclar on June 27, 2001. Mr. D'Amore is an insurance consultant, and receives nominal commissions with respect to insurance placed with Medicore and Dialysis Corporation of America.

     Robert P. Magrann - has been a director of Medicore since 1997. He has been a senior executive and general manager of major national and inter-national food distributors. In 1996, Mr. Magrann became affiliated with Tetley USA, Inc., a beverage producer and distributor, with whom he held the position of Senior Vice President, Sales for its North American Food Group until July, 1999, when he became Vice President of Worldwide Sales for Kenosia Corporation, which creates software applications for manufacturers and retailers. In July, 2000, he became President and CEO of a premiere start-up website consumer value company, Couponbasket.com, which closed in November, 2000, and effected an arrangement for the benefit of creditors.
In April, 2000, Mr. Magrann became Senior Vice President of Sales at DelMonte Foods, Inc.

     Charles B. Waddell - was previously employed as Secretary and Director of Issuer's subsidiary, Techdyne (Europe) from 1988 to 1997, responsible for preparing budgets and government financial and management reports. From 1971 to 1988, he was financial controller of Burroughs Machines Limited in Scotland (2,500 employees, and required Mr. Waddell to travel to USA). Mr. Waddell is qualified in the United Kingdom as a certified and corporate accountant, and as a member of the British Institute of Management.

     There are no family relationships among any of our officers or directors.

* c/o Medicore, Inc., 777 Terrace Avenue, Hasbrouck Heights, New Jersey 07604 ** c/o Medicore, Inc., 2337 West 76th Street, Hialeah, Florida 33016
*** c/o DelMonte Foods, Inc., One Market at the Landmark, P.O. Box 193575, San
    Francisco, California 94119-3575